SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

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Completion of Issuance of Overseas Depositary Receipt

1.	Type and Number of Depositary Shares
	a. Type :	ADR
	b.Number of Shares :	3,431,400 (based on ADSs), 1,715,700 (based on Underlying Shares)
2.	Total Issue Price
	a. Foreign Currency :	USD 51,471,000
	b. Won Currency :	KRW 59,335,768,800
	c. Exchange Rate :	1,152.80 Won/USD
3.	Relevant Disclosure Date
	a. Contents of Resolution of BOD :	September 3, 2004
	b. Contents of Execution of Issuance Agreement :	August 20, 2004
4.	Payment Date :	September 7, 2004
5.	Details on Use of Proceeds :	CAPEX (Capital Expenditure)
6.	Other Matters concerning Result of Issuance and necessary for Protection of Investors

-        This disclosure is made upon completion of issuance of new shares (Common Shares) and ADSs due to exercise of the over-allotment option, which was disclosed by the Company on August 20, 2004 and September 3, 2004. Out of the relevant disclosure dates, for the execution date of issuance agreement, the receipt date of the notice on exercise of over-allotment option is described.

- Any option remaining after the exercise of the over-allotment option may not be exercised due to the expiry of the exercise period.
- The Exchange Rate is the basic exchange rate first quoted by the foreign exchange bank on September 7, 2004.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: September 8, 2004	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director and Chief Financial Officer

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